GLOBE SPECIALTY METALS, INC.
One Penn Plaza, Suite 2514
250 West 34th Street
New York, NY 10119

April 13, 2010

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	H. Roger Schwall Assistant Director

RE:
Globe Specialty Metals, Inc.
January 29, 2010 Form 10-K for the Fiscal Year Ended June 30, 2009
Filed October 5, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 16, 2009
File No. 1-34420

Ladies and Gentlemen:

We have responded to your comment letter dated January 29, 2010 relating to our Form 10-K for the fiscal year ended June 30, 2009 and our Form 10-Q for the quarterly period ended September 30, 2009. Upon receiving our response, you have asked that we make certain undertakings regarding future filings with the Commission. Therefore, we hereby confirm the following:

1.
In completing our currently pending Form S-1, originally filed on December 22, 2009, we will revise the text of the S-1 as may be necessary to comply with the Commission’s comments in the aforementioned comment letter; and

2.	If we amend the aforementioned Form 10-K for any reason, we will amend the text of such Form 10-K as may be necessary to comply with the Commission’s comments in the aforementioned comment letter.

Thank you for your understanding in this matter. Should you have any questions or require additional information, please contact the undersigned or Jeffrey E. Jordan of Arent Fox LLP at (202) 857-6473.

Sincerely,

GLOBE SPECIALTY METALS, INC.

By:	/s/ Stephen E. Lebowitz
Name: Stephen E. Lebowitz
Title: Chief Legal Officer